TESMILIFENE in combination with TAXOTERE ® (docetaxel) on trial in women with rapidly progressing metastatic breast cancer

MISSISSAUGA, Canada - January 10, 2006 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), the cancer drug development company announced today that it has entered into a collaborative agreement with Sanofi-Aventis to investigate the effect of combining tesmilifene and docetaxel for the treatment of women with rapidly progressing metastatic breast cancer. The initial study will be conducted in Europe and at US Oncology Inc. sites in the USA

Tesmilifene is a small molecule that has been shown to significantly improve the effectiveness of commonly used cancer chemotherapies prolonging survival when compared to chemotherapy alone. Docetaxel is a second-generation taxane that is commonly used in patients with recurrent or metastatic breast cancer.

The purpose of this new study is to determine if the addition of tesmilifene to docetaxel has the potential to improve clinical response without increasing toxicity in patients.

Prior positive Phase III clinical data on the combination of tesmilifene and chemotherapy have been reported to significantly increase survival in women with metastatic and recurrent breast cancer. Further, the effects of docetaxel in multiple drug resistant cancer cells were enhanced when these cells were exposed to tesmilifene in preclinical studies. Consequently, the approach of combining docetaxel with tesmilifene is now being studied as a potential means of enhancing the survival of these late-stage cancer patients.

The initial collaborative study will enroll up to 39 women with rapidly progressing metastatic breast cancer in which patients with recurrence of this disease within 24 months of the initial diagnosis of breast cancer will be included. Patients will be administered docetaxel every 21 days and tesmilifene will be administered by a single infusion at the start of each docetaxel cycle. Treatment will continue for up to 29 weeks unless there is evidence of unacceptable toxicity or disease progression.

About Tesmilifene:

Tesmilifene, (DPPE) is an investigational drug and, as such, is not marketed. It is a small molecule chemopotentiator, effective in enhancing the most common classes of chemotherapeutic agents and particularly increases the sensitivity of otherwise drug-resistant cancer cells without increasing toxicity in normal cells.

Tesmilifene’s pivotal 700-patient Phase III trial in metastatic and recurrent breast cancer that completed enrolment in September 2005 (“DEC”), is the subject of a Special Protocol Assessment by the FDA and is being conducted under an adaptive clinical design that provides three pre-planned evaluations of the data each of which could be sufficient for submission for marketing approval if the survival targets are achieved. The first interim analysis is expected to occur in mid 2006.

The first Phase III trial (“MA.19”), published in the Journal of Clinical Oncology in January 2004, demonstrated a >50% increase in overall survival when tesmilifene was administered in combination with chemotherapy compared to chemotherapy alone. An analysis of overall survival in a subgroup of rapidly progressing metastatic patients, representing approximately

2/3rds of all patients in the trial, was published in the Proceedings of ASCO 2005 and demonstrated that tesmilifene extended median survival in this patient population from 12.2 months to 29.7 months (143%; p=0.0016) when added to doxorubicin versus doxorubicin alone.

About Docetaxel:
Docetaxel (Taxotere®, Sanofi-Aventis) belongs to the taxane family of anti-cancer agents that is characterized by their ability to inhibit cell division by essentially “freezing” the cell’s internal skeleton which is comprised of microtubules. Microtubules assemble and disassemble during cell growth. Docetaxel blocks their disassembly, thereby preventing the cell from dividing and leading ultimately to its death.

Docetaxel is approved by the FDA (i) for the treatment of women with early stage breast cancer, locally advanced or metastatic breast cancer after failure of prior platinum-based chemotherapy, (ii) for locally advanced or metastatic breast cancer after anthracycline-based therapy, (iii) as a first-line therapy for non-small cell lung cancer, (iv) as a second-line therapy for non-small cell lung cancer following prior treatment with cisplatin, and (v) for hormone-refractory prostate cancer in combination with prednisone.

About metastatic breast cancer:
Metastatic or recurrent breast cancer occurs in approximately 25-30% of women treated for primary breast cancer. The prognosis in either recurrence or metastasis is poor, with median survival of approximately 2.2 years and five-year survival rate around 16%. Patients with more aggressive cancers in which the metastasis or recurrence occurs within 36 months of initial diagnosis have been shown in the initial tesmilifene Phase III study to have a median survival of only 12 months when treated with chemotherapy alone. The American Cancer Society reports that an estimated 217,440 new cases of breast cancer will be diagnosed each year in the United States and 40,580 deaths will occur from breast cancer.

About US Oncology:
US Oncology Inc. is the leading healthcare services network in the USA dedicated exclusively to cancer treatment and research

About YM BioSciences:
YM BioSciences Inc. is a cancer product development company. In addition to tesmilifene, YM BioSciences is developing nimotuzumab, an anti-EGFr humanized monoclonal antibody, in a number of indications. A Phase II monotherapy trial of nimotuzumab produced cytotoxic efficacy and evidence of survival benefit in children with brain cancer. YM BioSciences is also developing its anti-GnRH, anti-cancer vaccine, Norelin™, for which Phase II data have been released. DELEX Therapeutics Inc., YM BioSciences’ subsidiary, is developing AeroLEF™, a unique, nebulized, inhalation-delivered formulation of the established drug, fentanyl, to treat acute pain including cancer pain. A randomized Phase IIb pain trial is expected to enroll first patients in Q4 2005 and report final results in Q2 2006. The Company also has a portfolio of preclinical compounds shown to act as chemopotentiators while protecting normal cells.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:
Tom Fechtner, The Trout Group LLC			Carolyn McEwen, YM BioSciences Inc.
Tel.	+	1-212-477-9007 x31	Tel.	+	1-905-629-9761
Fax	+	1-212-460-9028	Fax	+	1-905-629-4959
Email: tfechtner@troutgroup.com			Email: ir@ymbiosciences.com